Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2006

Mr. Alan B. Miller
President, Chief Executive Officer and Chairman
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406-0958

Re: Universal Health Services, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 15, 2006
       File No. 001-10765

Dear Mr. Miller:

We have limited our review of the above filing to the issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Operations and Financial …, page 39

Contractual Obligations and Off-Balance Sheet Arrangements, page 74

1. Please provide us a revised contractual obligations table that: (a) reflects an undiscounted amount for your long-term debt, as opposed to reflecting the Convertible Debentures and Senior Notes net of their unamortized discounts and (b) includes estimates of all future interest payment obligations under the long-

term debt, not just the interest that has been accrued. In addition, please tell us to what extent your other noncurrent liabilities, which appear to primarily consist of accruals for professional and general liability claims and for defined benefit pension plan liability, represent contractual obligations that should have been included in your contractual obligations table. If there were any material obligations that should have been included in the table, please also include them in the revised contractual obligations table that you provide us.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant